EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Amendment No. 1 to Form S-1 of our report dated December 10, 2007 (February 4, 2008 as to the first and last tables in Note 2) relating to the consolidated financial statements of Digital Domain and subsidiaries for the period from May 13, 2006 to December 31, 2006 (Successor) and for the period from January 1, 2006 to May 12, 2006 (Predecessor) (which expresses an unqualified opinion and includes an explanatory paragraph referring to a change in the accounting for share-based payments) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
February 4, 2008